US$2,500,000,000	Filed pursuant to rule 433
8.125% Senior Notes due 2039	File No. 333-157459
Terms and Conditions:

Issuer:	Citigroup Inc.
No FDIC Guarantee:	This debt is not guaranteed under the Federal Deposit Insurance
Corporation’s Temporary Liquidity Guarantee Program.
Ratings:	A3 (stable)/A (stable)/A+ (stable) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	July 20, 2009
Settlement Date:	July 23, 2009 (T+3 days)
Maturity:	July 15, 2039
Par Amount:	U.S. $2,500,000,000
Semi-Annual Coupon:	8.125% per annum
Re-offer Spread to Benchmark:	T30 + 380 basis points
Re-offer Yield:	8.310% per annum
Public Offering Price:	97.971%
Net Proceeds to Citigroup:	$2,427,400,000 (before expenses).
Interest Payment Dates:	The 15th day of January and July in each year, with
following business day convention. The first interest payment date is January 15, 2010 (short first interest period).
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S.
tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States
persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated
market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.

US$2,500,000,000
8.125% Senior Notes due 2039

Senior Co-Managers:	Banc of America Securities LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
RBS Securities Inc.

Junior Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
CastleOak Securities, L.P.
Credit Suisse Securities (USA) LLC
ING Financial Markets LLC
RBC Capital Markets Corporation
Samuel A. Ramirez & Co., Inc.
TD Securities (USA) LLC
UBS Securities LLC

CUSIP:	172967 EW 7

ISIN:	US172967EW71
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.